FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of July 2005

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on July 21, 2005, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the repurchase of a portion of its own shares.

2.	News release issued on July 28, 2005, by the registrant announcing consolidated financial results for the fiscal 2006 first quarter, ended June 30, 2005.

3.	Supplemental consolidated financial data for the first quarter of fiscal 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: August 4, 2005

July 21, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Norio Iino (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, July 21, 2005 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between July 1, 2005 and July 21, 2005

3.	Aggregate number of shares repurchased: 8,670,000 shares

4.	Aggregate repurchase amount: 14,998,313,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 28, 2005:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 120 million shares

•	Aggregate repurchase amount: Up to 150 billion yen

2)	Cumulative total of shares repurchased since the April 28, 2005 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 30,175,000 shares

•	Aggregate repurchase amount: 49,998,055,000 yen

(Reference 2)

The number of shares issued and treasury stock as of March 31, 2005:

•	Total number of shares issued (excluding treasury stock): 2,258,357,710 shares

•	Treasury stock: 194,695,787 shares

# # #

July 28, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Norio Iino (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 110 yen.)

MATSUSHITA REPORTS FIRST QUARTER NET PROFIT INCREASE

- V-Products Spur Earnings Gains Despite Severe Economic Conditions -

Osaka, Japan, July 28, 2005 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the first quarter, ended June 30, 2005, of the current fiscal year ending March 31, 2006 (fiscal 2006).

First-quarter Results

Consolidated group sales for the first quarter decreased 3% to 2,048.2 billion yen (U.S.$18.62 billion), from 2,102.0 billion yen in the same three-month period a year ago. Explaining the first quarter results, the company cited sales gains in digital audiovisual (AV) products, especially V-products, both in Japan and overseas, as well as an increase in domestic sales of air conditioners, a result of collaboration with Matsushita Electric Works, Ltd. (MEW). Such gains, however, were offset by sales declines in components and devices, particularly semiconductors and general components. Of the consolidated group total, domestic sales increased 1% to 1,064.7 billion yen ($9.68 billion), from 1,052.8 billion yen a year ago. Overseas sales were down 6%, to 983.5 billion yen ($8.94 billion), from 1,049.2 billion yen in the first quarter of fiscal 2005.

During the first quarter, the Japanese economy continued a moderate recovery with steady consumer spending and further inventory adjustments in the information technology (IT) industry. However, concerns about the prospects of a full recovery in the Japanese economy remained, due to negative factors such as sluggish exports, price increases in crude oil and other raw materials, price declines in digital products, as well as stagnant capital investment in the private sector. Meanwhile, the global economy slowed somewhat since the second half of last year. In particular, the European economy remains in a severe condition due to a downturn in exports and sluggish consumer spending. In China, initiatives to curb excessive capital investment continue, while shipments to retailers have declined due to relatively high inventory levels. Economic conditions in the United States were favorable, with steady growth in housing investment and consumer spending. However, the outlook for the U.S. economy is still uncertain due mainly to rising interest rates and crude oil prices. Under these circumstances, Matsushita is now focusing efforts to accelerate growth strategies and strengthen management structures to achieve the goals of the three-year Leap Ahead 21 plan.

As part of such efforts, the company successfully launched a new series of V-products and promoted the simultaneous introduction of flat-panel TVs in Japan, the United States and Europe, resulting in increased market share. Meanwhile, the company promoted collaboration activities with MEW to launch “Collaboration V-products,” such as modular kitchens, which are developed through integrated black-box technologies from Matsushita and MEW. Furthermore, to strengthen management structures, Matsushita launched a “Next Cell Production Project,” to achieve further reductions in inventories and improve cost competitiveness. Also, a “Second Corporate Cost Busters Project” was launched to enhance profitability by eliminating redundancies throughout the Matsushita group.

Regarding earnings, negative factors such as intensified global price competition and increased raw materials costs, including crude oil prices, were more than offset by comprehensive cost reduction efforts, the effects of restructuring initiatives implemented in the preceding fiscal year and other positive factors. As a result, operating profit1 for the first quarter was up 6%, to 46.0 billion yen ($418 million), from 43.5 billion yen in the same period a year ago. Pre-tax income totaled 66.2 billion yen ($602 million), including a 10.3 billion yen gain from the sale of shares of Matsushita Leasing & Credit Co., Ltd. (MLC). The pre-tax income was down 18% from 80.5 billion yen last year, when the company recorded a 27.5 billion yen gain from the transfer of the substitutional portion of the Employees Pension Funds (EPF) to the Government2. Net income increased 2% to 33.4 billion yen ($304 million), from 32.8 billion yen in the same quarter of the previous year.

[1]	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 11.
[2]	For information about the transfer of the substitutional portion of the EPF to the Government, see Note 6 of Notes to consolidated financial statements on page 11.

Consolidated Sales Breakdown by Product Category

The company’s first quarter consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales were up 1% to 846.2 billion yen ($7.69 billion), from 835.3 billion yen in last year’s first quarter. Despite declines in audio equipment, sales of video and audio equipment increased slightly from the previous year, due mainly to favorable sales in flat-panel TVs and digital cameras.

In information and communications equipment, overseas sales were down in cellular phones, facsimile machines and other products. However, strong sales of PCs and automotive electronics led to a 2% increase overall.

Home Appliances

Sales of Home Appliances decreased 3% to 308.4 billion yen ($2.80 billion), compared with 317.3 billion yen in last year’s first quarter. The transfer of certain product categories to MEW led to the overall sales decline, although sales gains were recorded in such areas as air conditioners, ventilating fans and microwave ovens.

Components and Devices

Sales of Components and Devices were also down 13% to 251.6 billion yen ($2.29 billion), compared with 290.6 billion yen in the same three-month period of the previous year. Sales of semiconductors, general components and batteries decreased from last year’s first quarter.

MEW and PanaHome

Sales of MEW and PanaHome increased 2% to 342.7 billion yen ($3.12 billion), from 336.2 billion yen last year. Sales gains at MEW were recorded in electronic and plastic materials, including industrial-use lighting fixtures, while sales gains at PanaHome Corporation (PanaHome) were recorded in detached housing and home remodeling.

JVC

Sales for JVC (Victor Company of Japan, Ltd.) totaled 148.9 billion yen ($1.35 billion), down 14% from 172.2 billion yen in the first quarter of the previous year. This result is due primarily to sluggish sales of consumer-use products overseas.

Other

Sales for Other remained at 150.4 billion yen ($1.37 billion), the same level as previous year. Sales increases in products such as welding machines were recorded within this category.

Consolidated Financial Condition

On a consolidated basis, total assets as of June 30, 2005 were 8,122.9 billion yen, an increase of 66.0 billion yen from March 31, 2005. This result is due mainly to an increase in inventories resulting from seasonal factors. Stockholders’ equity increased 9.9 billion yen due to an increase in retained earnings and accumulated other comprehensive income, despite an increase in treasury stock from continued repurchases of the company’s own shares.

Outlook for Fiscal 2006 First Half

The company expects a severe environment to persist in the second quarter of fiscal 2006, with continuing price declines and increases in crude oil prices. However, Matsushita today announced an upward revision of its forecast for the fiscal 2006 first half, ending September 30, 2005, due to favorable business results in the first quarter. On a consolidated basis, Matsushita expects sales for the first half to increase by 40 billion yen to 4,190 billion yen, compared with the previous forecast of 4,150 billion yen. This upward revision is due mainly to favorable sales in digital AV products, including flat-panel TVs, the successful introduction of V-products and sales increases from collaboration with MEW in areas such as air conditioners. Meanwhile, the revised forecast for income before income taxes is 125 billion yen, up from the previous forecast of 105 billion yen. This upward revision is due mainly to the aforementioned sales increases and a net gain on the sale of securities in the first quarter. Net income for the first half is now estimated to be about 50 billion yen, compared with the previous forecast of 35 billion yen.

Due to the uncertainties in the business environment mentioned above, the forecast for the full fiscal year 2006, ending March 31, 2006, remains unchanged from the forecast announced on April 28, 2005.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York, Euronext Amsterdam, and Frankfurt stock exchanges. For more information, please visit the following Web sites:

Matsushita home page URL: http://panasonic.co.jp/global/

Matsushita IR Web site URL: http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group.

(Financial Tables and Additional Information Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended June 30)

	Yen (millions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
Net sales	¥2,048,161	¥2,102,027	97%	$18,620
Cost of sales	(1,408,902)	(1,466,327)		(12,809)
Selling, general and administrative expenses	(593,238)	(592,239)		(5,393)

Operating profit	46,021	43,461	106%	418
Other income (deductions):
Interest income	4,769	4,713		44
Dividend income	4,255	3,579		39
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	—	27,510		—
Interest expense	(3,845)	(7,481)		(35)
Expenses associated with the implementation of early retirement programs **	(202)	(3,919)		(2)
Other income, net	15,196	12,599		138

Income before income taxes	66,194	80,462	82%	602

Provision for income taxes	(35,731)	(34,611)		(325)
Minority interests	4,318	(10,630)		39
Equity in earnings (losses) of associated companies	(1,338)	(2,403)		(12)

Net income	¥33,443	¥32,818	102%	$304

Net income, basic
per common share	14.87 yen	14.16 yen		$0.14
per ADS	14.87 yen	14.16 yen		$0.14
Net income, diluted
per common share	14.87 yen	14.16 yen		$0.14
per ADS	14.87 yen	14.16 yen		$0.14

(Parentheses indicate expenses, deductions or losses.)
* ** See Notes to consolidated financial statements on pages 11-12.

Supplementary Information
(Three months ended June 30)

	Yen (millions)			U.S. Dollars (millions)
	2005	2004		2005
Depreciation (tangible assets):	¥64,871	¥63,847		$590
Capital investment ***:	¥89,081	¥69,429		$810
R&D expenditures:	¥135,402	¥154,739		$1,231

Number of employees (June 30)	332,874	344,733

***	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

June 30, 2005

With comparative figures for March 31, 2005

	Yen (millions)		U.S. Dollars (millions)
	June 30, 2005	March 31, 2005	June 30, 2005
Assets
Current assets:
Cash and cash equivalents	¥1,468,565	¥1,169,756	$13,351
Time deposits	118,888	144,781	1,081
Short-term investments	5,224	11,978	47
Trade receivables (notes and accounts) and other current assets	1,626,632	1,810,592	14,787
Inventories	1,015,718	893,425	9,234

Total current assets	4,235,027	4,030,532	38,500

Noncurrent receivables	—	246,201	—
Investments and advances	1,246,898	1,146,505	11,335
Property, plant and equipment, net of accumulated depreciation	1,668,090	1,658,080	15,165
Other assets	972,913	975,563	8,845

Total assets	¥8,122,928	¥8,056,881	$73,845

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥376,951	¥385,474	$3,427
Trade payables (notes and accounts) and other current liabilities	2,566,163	2,443,417	23,329

Total current liabilities	2,943,114	2,828,891	26,756

Long-term debt	485,682	477,143	4,415
Other long-term liabilities	660,315	710,654	6,003
Minority interests	479,665	495,941	4,361
Common stock	258,740	258,740	2,352
Capital surplus	1,231,505	1,230,701	11,195
Legal reserve	87,729	87,838	798
Retained earnings	2,476,887	2,461,071	22,517
Accumulated other comprehensive income (loss) *	(208,820)	(238,377)	(1,898)
Treasury stock	(291,889)	(255,721)	(2,654)

Total liabilities and stockholders’ equity	¥8,122,928	¥8,056,881	$73,845

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	June 30, 2005	March 31, 2005	June 30, 2005
Cumulative translation adjustments	¥(217,685)	¥(245,642)	$(1,979)
Unrealized holding gains of available-for-sale securities	73,717	72,608	670
Unrealized gains of derivative instruments	4,865	6,403	45
Minimum pension liability adjustments	(69,717)	(71,746)	(634)

**	See Notes to consolidated financial statements on pages 11-12.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended June 30)

	Yen (billions)		Percentage 2005/2004	U.S. Dollars (millions)
	2005	2004		2005
AVC Networks
Video and audio equipment	¥345.5	¥345.5	100%	$3,141
Information and communications equipment	500.7	489.8	102%	4,552

Subtotal	846.2	835.3	101%	7,693

Home Appliances	308.4	317.3	97%	2,804

Components and Devices	251.6	290.6	87%	2,287

MEW and PanaHome	342.7	336.2	102%	3,115

JVC	148.9	172.2	86%	1,354

Other	150.4	150.4	100%	1,367

Total	¥2,048.2	¥2,102.0	97%	$18,620

Domestic sales	1,064.7	1,052.8	101%	9,679

Overseas sales	983.5	1,049.2	94%	8,941
[Domestic/Overseas Sales Breakdown]
(in yen only)
	Domestic sales		Overseas sales
	Yen (billions)	Percentage 2005/2004	Yen (billions)	Percentage 2005/2004
	2005		2005
AVC Networks
Video and audio equipment	¥113.3	106%	¥232.2	97%
Information and communications equipment	248.4	112%	252.3	94%

Subtotal	361.7	110%	484.5	96%

Home Appliances	173.5	96%	134.9	98%

Components and Devices	97.4	86%	154.2	87%

MEW and PanaHome	289.6	101%	53.1	107%

JVC	46.7	92%	102.2	84%

Other	95.8	103%	54.6	95%

Total	¥1,064.7	101%	¥983.5	94%

*	See Notes to consolidated financial statements on pages 11-12.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Three months ended June 30)

By Business Segment:

	Yen (billions)		Percentage	U.S. Dollars (millions)
	2005	2004	2005/2004	2005
[Sales]

AVC Networks	¥913.4	¥903.9	101%	$8,304
Home Appliances	323.2	344.1	94%	2,938
Components and Devices	333.8	403.2	83%	3,034
MEW and PanaHome	384.8	350.5	110%	3,498
JVC	151.5	175.9	86%	1,377
Other	289.7	252.1	115%	2,634

Subtotal	2,396.4	2,429.7	99%	21,785
Eliminations	(348.2)	(327.7)	—	(3,165)

Consolidated total	¥2,048.2	¥2,102.0	97%	$18,620

[Segment Profit]**

AVC Networks	¥28.4	¥17.2	165%	$258
Home Appliances	18.6	17.1	109%	169
Components and Devices	5.9	15.7	37%	54
MEW and PanaHome	4.4	5.7	78%	40
JVC	(2.9)	2.7	—	(26)
Other	9.2	8.0	115%	83

Subtotal	63.6	66.4	96%	578
Corporate and eliminations	(17.6)	(22.9)	—	(160)

Consolidated total	¥46.0	¥43.5	106%	$418

* **	See Notes to consolidated financial statements on pages 11-12.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 5 for U.S. GAAP reconciliation.

3.	On April 1, 2005, Matsushita sold approximately 2,707 thousand shares of Matsushita Leasing & Credit Co.,Ltd. (MLC) to The Sumitomo Trust & Banking Co., Ltd. (STB) for cash proceeds of 27,756 million yen, and recorded a gain of 10,313 million yen, pursuant to a basic agreement regarding the equity ownership of MLC concluded between the company and STB. As a result of the sale, Matsushita now owns 34% of MLC’s total issued shares. MLC (renamed Sumishin Matsushita Financial Services Co., Ltd. on May 1, 2005) was changed from a consolidated subsidiary to an equity method investee of Matsushita as of April 1, 2005.

4.	Comprehensive income was reported as a gain of 63,000 million yen ($573 million) for the first quarter of fiscal 2006, and a gain of 167,134 million yen for the first quarter of fiscal 2005. Comprehensive income includes net income and increases (decreases) in cumulative translation adjustments, unrealized holding gains (losses) of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimum pension liability adjustments.

5.	Under U.S. generally accepted accounting principles, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

6.	Employees Pension Funds in certain of the company’s subsidiaries obtained approvals from Japan’s Ministry of Health, Labour and Welfare (the Ministry) for exemption from the past benefit obligation with respect to the portion of the Employees Pension Funds that certain of the company’s subsidiaries operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in fiscal 2005. A gain of 27,510 million yen in the first quarter of fiscal 2005 from the transfer of the substitutional portion of the Japanese Welfare Pension Insurance is reported as other income in the consolidated statement of income.

7.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Panasonic Electronic Devices Co., Ltd., Motor Company

MEW and PanaHome

Matsushita Electric Works, Ltd., PanaHome Corporation

JVC

Victor Company of Japan, Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Matsushita Welding Systems Co., Ltd.

9.	Number of consolidated companies: 624

10.	Number of companies reflected by the equity method: 67

11.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 110 yen, the approximate rate on the Tokyo Foreign Exchange Market on June 30, 2005.

12.	Each American Depositary Share (ADS) represents 1 share of common stock.

Details of Product Categories

AVC Networks

Plasma, LCD and CRT TVs, DVD players/recorders, VCRs, camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, AV and computer product devices, prerecorded AV software, broadcast- and business-use AV equipment and systems, PCs, CD-ROM, DVD-ROM/RAM and other optical disc drives, SD Memory Cards, other data storage devices, copiers, printers, telephones, cellular phones and other mobile communications equipment, facsimile equipment, car AVC equipment, traffic-related systems, communications network-related equipment, other information and communications equipment and systems, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, cooking appliances, dishwasher/dryers, electric fans, air purifiers, heating equipment, electric and gas hot water supply equipment, sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, etc.

Components and Devices

Semiconductors, general components (capacitors, resistors, coils, speakers, power supplies, electromechanical components, high frequency components, printed circuit boards, etc.), magnetic recording heads, motors, dry batteries, rechargeable batteries, etc.

MEW and PanaHome

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, massage loungers, modular kitchens, exterior furnishing materials, interior furnishing materials, bathroom and fixtures, molding compounds, laminates, relays, switches, sensors, connectors, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, land lots for housing, condominiums, residential real estate, etc.

JVC

LCD, rear projection, plasma and CRT TVs, camcorders, VCRs, DVD players/recorders, MD/CD/DVD audio systems and other audio equipment, car AV systems, professional video surveillance equipment, professional audio equipment, professional video equipment, professional video projectors, motors, optical pickups, high-density multi-layer printed wiring boards, deflection yokes, AV software for CDs, DVDs and video tapes, recording media, furnitures, etc.

Other

Electronic-parts-mounting machines, industrial robots, electronic measuring instruments, welding equipment, power distribution equipment, elevators, escalators, bicycles, imported materials and components, etc.

# # #

July 28, 2005

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2006 First Quarter, ended June 30, 2005

1. Sales breakdown for Fiscal 2006 First Quarter, ended June 30, 2005

							yen (billions)
By Product Category	Total	06/05	Local currency basis 06/05	Domestic	06/05	Overseas	06/05	Local currency basis 06/05
Video and Audio Equipment	345.5	100%	100%	113.3	106%	232.2	97%	97%
Information and Communications Equipment	500.7	102%	102%	248.4	112%	252.3	94%	94%
AVC Networks	846.2	101%	101%	361.7	110%	484.5	96%	96%
Home Appliances	308.4	97%	97%	173.5	96%	134.9	98%	99%
Components and Devices	251.6	87%	87%	97.4	86%	154.2	87%	87%
MEW and PanaHome	342.7	102%	102%	289.6	101%	53.1	107%	106%
JVC	148.9	86%	86%	46.7	92%	102.2	84%	84%
Other	150.4	100%	100%	95.8	103%	54.6	95%	95%

Total	2,048.2	97%	97%	1,064.7	101%	983.5	94%	94%

		yen (billions)
	Fiscal 2006 First Quarter
Overseas Sales by Region		06/05	Local currency basis 06/05
North and South America	322.4	105%	107%
Europe	242.6	85%	83%
Asia	258.5	95%	95%
China	160.0	86%	87%

Total	983.5	94%	94%

2. Capital Investment, Depreciation and R&D Expenditures

Capital Investment**

<Consolidated>	yen (billions)
	Fiscal 2006 First Quarter
		06-05
AVC Networks	16.5	+2.0
Home Appliances	6.4	-1.4
* Components and Devices	43.0	+15.3
MEW and PanaHome	8.7	+1.0
JVC	4.8	-0.9
Other	9.7	+3.7

Total	89.1	+19.7

* semiconductors	32.0	+17.0

** These figures are calculated on an accrual basis.

Depreciation (Tangible assets)

<Consolidated>	yen (billions)
	Fiscal 2006 First Quarter
		06-05
	64.9	+1.1

semiconductors	8.8	-0.6

R&D Expenditures

<Consolidated>	yen (billions)
	Fiscal 2006 First Quarter
		06-05
	135.4	-19.3

3. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2005		Fiscal 2006
	First Quarter	First Half	First Quarter	First Half Forecast
U.S. Dollars	¥108	¥109	¥105	¥106
Euro	¥132	¥131	¥135	¥135

<Rates Used for Consolidation>

	Fiscal 2005		Fiscal 2006
	First Quarter	First Half	First Quarter	First Half Forecast
U.S. Dollars	¥110	¥110	¥108	—
Euro	¥132	¥133	¥135	—

4. Number of Employees

<Consolidated>			(persons)
	End of June 2004	End of March 2005	End of June 2005
Domestic	156,444	150,642	149,221
Overseas	188,289	184,110	183,653

Total	344,733	334,752	332,874

5. Other Information

(shares)
Issued Shares as of June 30, 2005 (a)	2,453,053,497
Treasury Stock as of June 30, 2005 (b)	216,448,974
Outstanding Shares (excluding treasury stock) as of June 30, 2005 (a-b)	2,236,604,523

	Fiscal 2005 Annual	Fiscal 2006 First Quarter
Net income per common share (diluted basis)	¥25.49	¥14.87
Stockholders’ equity per common share at the end of each period	¥1,569.39	¥1,589.08

6. Forecast for Fiscal 2006 First Half

<Consolidated>				yen (billions)
	Fiscal 2006 First Half Forecast (a) (as of April 28, 2005)		Fiscal 2006 First Half Forecast (b) (as of July 28, 2005)
		06/05		06/05	(b)-(a)
Sales	4,150.0	96%	4,190.0	97%	+40.0
Income before income taxes (% of Sales)	105.0 (2.5%)	76%	125.0 (3.0%)	91%	+20.0
Net income (% of Sales)	35.0 (0.8%)	62%	50.0 (1.2%)	89%	+15.0

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group.

<Attachment 1>

Sales by Products

The following are sales of major products to outside customers, and do not include internal sales.

As such, amounts herein do not correspond to those in Segment information.

<Consolidated>		yen (billions)
Fiscal 2006 First Quarter
	Products	Sales		06/05
AVC Networks	VCRs Digital cameras TVs [Plasma TVs] DVD recorders Audio equipment Information equipment Communications equipment [Mobile communications equipment]	46.1 22.1 178.6 [78.1 23.4 45.9 300.2 200.5 [108.5	] ]	85 214 113 [172 91 83 109 93 [87	% % % %] % % % % %]

Home Appliances	Air conditioners Refrigerators	89.3 26.0		104 99	% %
Components and Devices	General components Semiconductors * Batteries	86.1 111.0 65.3		88 84 94	% % %

Other	FA equipment	40.7		88%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2006 is 529.0 billion yen, up 11% from fiscal 2005.

<Attachment 2>

Financial data for the primary domain companies in the AVC Networks Segment

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2006 First Quarter Results			yen (billions)
	Sales		Domain company profit
		06/05		06/05	% of Sales
Panasonic AVC Networks Company	338.8	99%	7.5	144%	2.2%
Panasonic Communications Co., Ltd.	116.9	98%	4.7	142%	4.0%
Panasonic Mobile Communications Co., Ltd.	131.6	95%	-3.4	—	-2.6%

Notes:

1.	The above information for Panasonic AVC Networks Company does not include sales and profit of domestic and overseas sales divisions.
2.	The above information for Panasonic Communications Co., Ltd. and Panasonic Mobile Communications Co., Ltd. does not include sales and profit of certain overseas sales divisions.

<Capital Investment>*

Fiscal 2006 First Quarter Results	yen (billions)
	Capital Investment
		06-05
Panasonic AVC Networks Company	9.1	+1.6
Panasonic Communications Co., Ltd.	1.8	+0.4
Panasonic Mobile Communications Co., Ltd.	0.7	-0.1

*	These figures are calculated on an accrual basis.

<Attachment 3> Reference

Segment information for fiscal 2005 through fiscal 2006

<Consolidated>

Fiscal 2006 Results

Sales	yen (billions)
	Fiscal 2006
	First Quarter	06/05
AVC Networks	913.4	101%
Home Appliances	323.2	94%
Components and Devices	333.8	83%
MEW and PanaHome	384.8	110%
JVC	151.5	86%
Other	289.7	115%

Total	2,396.4	99%

Corporate and eliminations	-348.2	—

Consolidated total	2,048.2	97%

Segment profit	yen (billions)
	Fiscal 2006
	First Quarter	06/05
AVC Networks	28.4	165%
Home Appliances	18.6	109%
Components and Devices	5.9	37%
MEW and PanaHome	4.4	78%
JVC	-2.9	—
Other	9.2	115%

Total	63.6	96%

Corporate and eliminations	-17.6	—

Consolidated total	46.0	106%

Fiscal 2005 Results

Sales														yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	903.9	104%	979.7	103%	1,883.6	103%	1,041.0	97%	934.2	99%	1,975.2	98%	3,858.8	100%
Home Appliances	344.1	117%	316.3	102%	660.4	109%	343.8	110%	328.6	107%	672.4	109%	1,332.8	109%
Components and Devices	403.2	100%	389.2	92%	792.4	96%	356.3	82%	320.3	80%	676.6	81%	1,469.0	89%
MEW and PanaHome	350.5	—	384.0	—	734.5	—	390.8	—	430.8	—	821.6	—	1,556.1	—
JVC	175.9	90%	184.4	86%	360.3	88%	213.4	91%	156.5	89%	369.9	90%	730.2	89%
Other	252.1	112%	287.2	115%	539.3	113%	250.5	105%	237.3	101%	487.8	103%	1,027.1	108%

Total	2,429.7	122%	2,540.8	118%	4,970.5	120%	2,595.8	114%	2,407.7	117%	5,003.5	115%	9,974.0	117%

Corporate and eliminations	-327.7	—	-324.3	—	-652.0	—	-299.3	—	-309.1	—	-608.4	—	-1,260.4	—

Consolidated total	2,102.0	119%	2,216.5	118%	4,318.5	119%	2,296.5	113%	2,098.6	116%	4,395.1	114%	8,713.6	116%

Segment profit														yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	17.2	107%	51.1	121%	68.3	117%	25.7	77%	33.4	90%	59.1	83%	127.4	99%
Home Appliances	17.1	253%	20.7	170%	37.8	199%	21.6	108%	18.2	133%	39.8	118%	77.6	147%
Components and Devices	15.7	368%	23.8	111%	39.5	153%	9.1	67%	9.2	85%	18.3	75%	57.8	115%
MEW and PanaHome	5.7	—	18.9	—	24.6	—	20.3	—	19.0	—	39.3	—	63.9	—
JVC	2.7	132%	1.9	23%	4.6	46%	7.2	72%	-1.9	—	5.3	36%	9.9	40%
Other	8.0	331%	8.1	172%	16.1	225%	8.9	208%	13.3	403%	22.2	292%	38.3	261%

Total	66.4	210%	124.5	140%	190.9	159%	92.8	114%	91.2	131%	184.0	122%	374.9	138%

Corporate and eliminations	-22.9	—	-11.7	—	-34.6	—	-4.5	—	-27.3	—	-31.8	—	-66.4	—

Consolidated total	43.5	217%	112.8	189%	156.3	196%	88.3	124%	63.9	142%	152.2	131%	308.5	158%

<Attachment 4> Reference

Segment information for fiscal 2003 through fiscal 2004

<Consolidated>

Fiscal 2004 Results
Sales														yen (billions)
	First Half						Second Half						Fiscal 2004
	First Quarter	04/03	Second Quarter	04/03	First Half	04/03	Third Quarter	04/03	Fourth Quarter	04/03	Second Half	04/03		04/03
AVC Networks	873.3	98%	954.6	109%	1,827.9	103%	1,068.4	112%	944.0	100%	2,012.4	106%	3,840.3	105%
Home Appliances	294.2	99%	309.8	100%	604.0	99%	312.6	101%	306.6	110%	619.2	105%	1,223.2	102%
Components and Devices	405.2	100%	421.3	97%	826.5	98%	432.3	95%	400.9	97%	833.2	96%	1,659.7	97%
JVC	195.3	94%	214.1	95%	409.4	95%	233.3	100%	176.3	95%	409.6	98%	819.0	96%
Other	225.9	106%	250.2	134%	476.1	119%	238.6	122%	234.0	105%	472.6	113%	948.7	116%

Total	1,993.9	99%	2,150.0	106%	4,143.9	102%	2,285.2	107%	2,061.8	101%	4,347.0	104%	8,490.9	103%

Corporate and eliminations	-230.3	—	-273.9	—	-504.2	—	-253.9	—	-253.1	—	-507.0	—	-1,011.2	—

Consolidated total	1,763.6	98%	1,876.1	103%	3,639.7	101%	2,031.3	105%	1,808.7	98%	3,840.0	102%	7,479.7	101%

Segment profit														yen (billions)
	First Half						Second Half						Fiscal 2004
	First Quarter	04/03	Second Quarter	04/03	First Half	04/03	Third Quarter	04/03	Fourth Quarter	04/03	Second Half	04/03		04/03
AVC Networks	16.1	129%	42.2	308%	58.3	223%	33.6	124%	37.2	126%	70.8	125%	129.1	156%
Home Appliances	6.8	65%	12.2	110%	19.0	88%	20.0	136%	13.7	154%	33.7	142%	52.7	117%
Components and Devices	4.3	205%	21.5	149%	25.8	156%	13.5	111%	10.8	415%	24.3	165%	50.1	161%
JVC	2.0	131%	8.1	113%	10.1	115%	10.0	146%	4.6	74%	14.6	111%	24.7	113%
Other	2.4	102%	4.7	63%	7.1	73%	4.3	373%	3.3	157%	7.6	230%	14.7	113%

Total	31.6	109%	88.7	165%	120.3	145%	81.4	131%	69.6	141%	151.0	136%	271.3	140%

Corporate and eliminations	-11.6	—	-29.1	—	-40.7	—	-10.5	—	-24.6	—	-35.1	—	-75.8	—

Consolidated total	20.0	127%	59.6	174%	79.6	159%	70.9	148%	45.0	157%	115.9	151%	195.5	154%

Fiscal 2003 Results
Sales													yen (billions)
	First Half						Second Half						Fiscal 2003
	First Quarter	03/02	Second Quarter	03/02	First Half	03/02	Third Quarter	03/02	Fourth Quarter	03/02	Second Half	03/02		03/02
AVC Networks	894.4	108%	875.9	104%	1,770.3	106%	951.5	105%	946.4	102%	1,897.9	103%	3,668.2	105%
Home Appliances	297.2	99%	311.2	100%	608.4	99%	310.2	106%	278.9	105%	589.1	105%	1,197.5	102%
Components and Devices	406.7	100%	434.9	114%	841.6	107%	453.9	121%	414.2	111%	868.1	116%	1,709.7	111%
JVC	206.9	109%	226.0	108%	432.9	108%	233.7	100%	184.9	92%	418.6	96%	851.5	102%
Other	212.8	121%	187.0	111%	399.8	116%	196.3	116%	223.0	105%	419.3	110%	819.1	113%

Total	2,018.0	106%	2,035.0	106%	4,053.0	106%	2,145.6	108%	2,047.4	104%	4,193.0	106%	8,246.0	106%

Corporate and eliminations	-224.6	—	-207.4	—	-432.0	—	-210.6	—	-201.7	—	-412.3	—	-844.3	—

Consolidated total	1,793.4	104%	1,827.6	105%	3,621.0	104%	1,935.0	107%	1,845.7	103%	3,780.7	105%	7,401.7	105%

Segment profit													yen (billions)
	First Half						Second Half						Fiscal 2003
	First Quarter	03/02	Second Quarter	03/02	First Half	03/02	Third Quarter	03/02	Fourth Quarter	03/02	Second Half	03/02		03/02
AVC Networks	12.5	—	13.7	—	26.2	—	27.0	—	29.6	2114%	56.6	—	82.8	—
Home Appliances	10.4	79%	11.1	72%	21.5	75%	14.8	176%	8.9	—	23.7	578%	45.2	139%
Components and Devices	2.1	—	14.4	—	16.5	—	12.1	—	2.6	—	14.7	—	31.2	—
JVC	1.6	—	7.2	—	8.8	—	6.9	—	6.2	127%	13.1	437%	21.9	—
Other	2.3	—	7.5	—	9.8	—	1.2	—	2.1	—	3.3	—	13.1	—

Total	28.9	—	53.9	—	82.8	—	62.0	—	49.4	—	111.4	—	194.2	—

Corporate and eliminations	-13.2	—	-19.6	—	-32.8	—	-14.0	—	-20.8	—	-34.8	—	-67.6	—

Consolidated total	15.7	—	34.3	—	50.0	—	48.0	—	28.6	—	76.6	—	126.6	—